Exhibit 99.1

September 15, 2017

Corporate Relationship Department BSE Limited Dalal Street, Fort Mumbai – 400 001 Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039	National Stock Exchange of India Ltd. “Exchange Plaza” Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051 Fax Nos.: 022-26598120/ 26598237 26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our API Mirfield Plant, United Kingdom, by the US FDA, has been completed today. We have been issued a Form 483 with three observations, which we are addressing.

This is for your information.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar

Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)